SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM U-57

NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

Filed Under Section 33(a) of the

Public Utility Holding Company Act of 1935, as amended

Tecnored S.A.

(Name of the foreign utility company)

SEMPRA ENERGY

(Name of filing company, if filed on behalf of a foreign utility company)

<u>**Item 1**</u>

<u>**Notification**</u>

Sempra Energy ("Sempra"), a holding company exempt from the Public Utility Holding Company Act of 1935, as amended (the "Holding Company Act") pursuant to Section 3(a)(1) thereof and the corporate parent of Southern California Gas Company ("SoCalGas"), San Diego Gas & Electric Company ("SDG&E"), Frontier Energy LLC ("Frontier") and Bangor Gas Company LLC ("Bangor"), each a "public utility company" as that term is defined in the Holding Company Act, hereby files with the Securities and Exchange Commission ("Commission"), pursuant to Section 33 of the Holding Company Act, this Form U-57 on behalf of Tecnored S.A.[1] ("Tecnored"), an owner of electrical generation facilities and provider of electricity-related services, for the purpose of notifying the Commission that Tecnored is, and hereby claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Holding Company Act.

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[1] Tecnored is a Chilean sociedad anonima. Inversiones Sempra Chile Holdco Limitada ("Chile Holdco") and Inversiones PSEG Chile Holdco Limitada ("Inversiones") each own 50% of the equity interests in Tecnored. Chile Holdco is a wholly-owned indirect subsidiary of Sempra and Inversiones is a wholly-owned indirect subsidiary of Public Services Enterprise Group Incorporated ("PSEG").

As described further below, Tecnored owns generation facilities in Chile and provides additional services to its affiliate Chilquinta Energia S.A. ("Chilquinta"), Chilquinta's subsidiaries, and other third parties.

Tecnored does not own or derive any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution of natural or manufactured gas for heat, light or power within the United States of America, and Tecnored is not a public-utility company operating in the United States of America, as such terms are defined in the Holding Company Act.

ITEM 1

Name and Business Address of the Entity Claiming FUCO Status:

> Tecnored S.A.
> Cerro El Plomo 3819
> Parque Industrial de Curauma
> Placilla, Valparaíso, Region V, Chile

Description of the Facilities Used for the Generation, Transmission and Distribution of Electric Energy for Sale

Tecnored owns an electrical generation facility in Casablanca, Region V, Chile that consists of two natural-gas fired combustion engines and two 3.2 megawatt generators. Tecnored sells the electrical output of this facility to its affiliate Chilquinta Energia S.A. and sells the thermal output of the facility to Energas S.A. Tecnored also owns forty-two small, mobile diesel and gasoline-fired generators, which it leases to its affiliate Chilquinta for emergency use. Thirty-six of these generators can supply a total of 509 kV of electrical energy, and the remaining eight can supply a total of 220 kV of electrical energy. Tecnored also provides other services to Chilquinta, such as installation, metering and construction-related services.

Ownership of Voting Securities:

50% of the stock of Tecnored is owned by Chile Holdco, a wholly-owned indirect subsidiary of Sempra. The remaining 50% of the stock of Tecnored is owned by Inversiones, a wholly-owned indirect subsidiary of PSEG.

ITEM 2

Domestic Associate Public-Utility Companies

SoCalGas, SDG&E, Frontier, Bangor, and Public Service Electric and Gas Company ("PSE&G"), are Tecnored's only domestic associate public-utility companies, as such terms are defined in Section 2 of the Holding Company Act.

SoCalGas and SDG&E are substantially wholly-owned indirect subsidiaries of Sempra, and Frontier and Bangor are wholly-owned indirect subsidiaries of Sempra, a publicly-held holding company exempt by order issued under Section 3(a)(1) of the Holding Company Act. SoCalGas, SDG&E, Frontier and Bangor have not paid and will not pay for their affiliate's interest in, and will themselves have no interest in, Tecnored.

PSE&G is a wholly owned direct subsidiary of PSEG, a publicly-held holding company, exempt by rule under Section 3(a)(1) of the Holding Company Act. PSE&G has not paid and will not pay for its affiliate's interest in, and will itself have no interest in, Tecnored.

PSE&G is filing contemporaneously herewith a separate Form U-57 on behalf of Tecnored.

EXHIBIT A

State Commission Certification - California, Maine and North Carolina

The certification of the California Public Utilities Commission (the only state commission with jurisdiction over the retail rates of SoCalGas and SDG&E) required by Section 33(a)(2) of the Holding Company Act has been filed as to SoCalGas and SDG&E as exhibits to the Form U-57 filed on August 1, 1997 on behalf of Distribuidora de Gas Natural de Mexicali, S. de R.L. de C.V. by Enova Corporation and Pacific Enterprises (subsidiaries of Sempra).

The certification of the North Carolina Public Utilities Commission (the only state commission with jurisdiction over the retail rates of Frontier) required by Section 33(a)(2) of the Holding Company Act is attached hereto as Exhibit A-1.

The certification of the Maine Public Utilities Commission (the only state commission with jurisdiction over the retail rates of Bangor) required by Section 33(a)(2) of the Holding Company Act is attached hereto as Exhibit A-2.

Conclusion

Accordingly, Tecnored satisfies the criteria set forth in Section 33(a) for qualification as a foreign utility company.

The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

SEMPRA ENERGY

By: /S/ M. JAVADE CHAUDHRI

M. Javade Chaudhri
Executive Vice President and General Counsel

Date: December 7, 2004